Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

THIRD QUARTERLY REPORT OF 2023

Summary

The quarterly financial report for the third quarter of 2023 (i.e. the three months ended 30 September 2023, the “reporting period”) of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE:

The board of directors (the “Board”) and the supervisory committee of China Southern Airlines Company Limited (the “Company”) and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

The responsible person of the Company, Mr. Ma Xu Lun (Chairman), the responsible person of the accounting of the Company, Mr. Yao Yong (Executive Vice President, Chief Accountant and Chief Financial Officer of the Company), and the responsible person of the accounting department, Ms. Mao Juan (General Manager of Finance Department) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

Whether the Third Quarterly Financial Statements have been audited

☐ Yes   ✓ No

I.	MAJOR ACCOUNTING DATA

(I)	Principal accounting data and financial indicators

Unit: Million Currency: RMB

Items	The reporting period	Increase/(decrease) as compared with the corresponding period last year (%)	Nine months ended 30 September 2023	Increase/(decrease) as compared with the corresponding period last year (%)
Operating revenue	47,661	62.42	119,491	70.31
Net profit attributable to shareholders of the Company	4,195	N/A	1,320	N/A
Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses	3,809	N/A	-151	-99.18
Net cash flows generated from operating activities	N/A	N/A	36,979	406.56
Basic earnings per share (RMB/share)	0.23	N/A	0.07	N/A
Diluted earnings per share (RMB/share)	0.21	N/A	0.05	N/A
Weighted average return on net assets (%)	10.43	Increased by 22.41 percentage points	3.16	Increased by 38.10 percentage points

		As at the end of the reporting period	As at the end of last year	Increase/(decrease) as compared with that of the end of last year (%)
Total assets		306,201	312,001	-1.86
Equity attributable to shareholders of the Company		42,314	41,057	3.06

Note:	The “reporting period” and the same expressions hereafter mentioned refer to the three-months period from the beginning to the end of the third quarter of 2023.

(II)	Non-recurring gains and losses

Unit: Million Currency: RMB

Items	Amount for the reporting period	Amount for the period from the beginning of the year to the end of the reporting period
Gains or losses on disposal of non-current assets	56	249
Government grants recorded in the income statement for the current period, but exclusive of government grants which are closely related to the normal business of the Company and entitled pursuant to unified standard quota or amount under the government policy	280	643
In addition to the valid hedging business related to the company’s normal business operations, the gains/losses from changes in fair value arising from the holding of trading financial assets, derivative financial assets, trading financial liabilities, derivative financial liabilities, and investment income from the disposal of trading financial assets, derivative financial assets, trading financial liabilities, derivative financial liabilities, and other investments in debt	-35	580
Other non-operating income and expenses other than the above item	140	317
Less: Effect on income tax	9	183
Effect on non-controlling interests (after tax)	46	135

Total	386	1,471

Notes on defining any non-recurring gains and losses items as listed in the “The No.1 Explanatory Announcement Regarding Information Disclosure for Companies Issuing Securities Publically – Non- Recurring Gains and Losses” as recurring gains and losses items

☐ Applicable   ✓ Not applicable

(III)	Changes to major accounting data and financial indicators and reasons

✓	Applicable ☐ Not applicable

Items	Percentage of change (%)	Main reason(s)
Operating revenue-the reporting period	62.42	Operating revenue has increased, mainly due to an increase of passenger revenue, when the industry recovered during the reporting period as compared with the same period last year

Operating revenue-nine months ended 30 September 2023	70.31	Operating revenue has increased, mainly due to an increase of passenger revenue, when the industry recovered during the nine months ended 30 September 2023 as compared with the same period last year

Net profit attributable to shareholders of the Company-the reporting period	N/A	The Group recorded profit during the reporting period as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the reporting period as compared with the same period last year

Net profit attributable to shareholders of the Company-nine months ended 30 September 2023	N/A	The Group recorded profit during the nine months ended 30 September 2023 as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the nine months ended 30 September 2023 as compared with the same period last year

Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses-the reporting period	N/A	The Group recorded profit during the reporting period as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the reporting period as compared with the same period last year

Net profit attributable to shareholders of the Company after deducting non-recurring gains and losses-nine months ended 30 September 2023	-99.18	The Group recorded profit during the nine months ended 30 September 2023 as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the nine months ended 30 September 2023 as compared with the same period last year

Items	Percentage of change (%)	Main reason(s)

Net cash flows generated from operating activities-nine months ended 30 September 2023	406.56	Operating revenue has increased, mainly due to an increase of passenger revenue, when the industry recovered during the nine months ended 30 September 2023 as compared with the same period last year

Basic earnings per share-the reporting period	N/A	The Group recorded profit during the reporting period as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the reporting period as compared with the same period last year

Basic earnings per share-nine months ended 30 September 2023	N/A	The Group recorded profit during the nine months ended 30 September 2023 as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the nine months ended 30 September 2023 as compared with the same period last year

Diluted earnings per share-the reporting period	N/A	The Group recorded profit during the reporting period as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the reporting period as compared with the same period last year

Diluted earnings per share-nine months ended 30 September 2023	N/A	The Group recorded profit during the nine months ended 30 September 2023 as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the nine months ended 30 September 2023 as compared with the same period last year

Weighted average return on net assets-the reporting period	Increased by 22.41 percentage points	The Group recorded profit during the reporting period as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recoverd during the reporting period as compared with the same period last year

Weighted average return on net assets-nine months ended 30 September 2023	Increased by 38.10 percentage points	The Group recorded profit during the nine months ended 30 September 2023 as compared to recorded loss in the same period last year, mainly due to an increase of passenger revenue, when the industry recovered during the nine months ended 30 September 2023 as compared with the same period last year

II.	INFORMATION OF SHAREHOLDERS

(I)	Total number of ordinary shareholders and number of preference shareholders with restored voting rights and shareholdings of the top ten shareholders

Unit: Share

Total number of ordinary shareholders as at the end of the reporting period	162,987	Total number of preference shareholders with restored voting rights as at the end of the reporting period (if any)			Not applicable

Shareholdings of the top ten shareholders

Name of shareholder	Capacity of shareholder	Total number of shares held at the end of the reporting period	Shareholding percentage at the end of the reporting period (%)	Number of shares subject to trading restrictions at the end of the reporting period	Status of pledged, marked or frozen shares
					Status of shares	Number of shares
China Southern Air Holding Company Limited	State-owned legal entity	9,404,468,936	51.90	803,571,428	No	0
Nan Lung Holding Limited	State-owned legal entity	2,612,124,036	14.41	0	No	0
HKSCC Nominees Limited	Overseas legal entity	1,750,815,837	9.66	0	Not known	—
Hong Kong Securities Clearing Company Limited	Overseas legal entity	654,597,606	3.61	0	No	0
China Securities Finance Corporation Limited	State-owned legal entity	320,484,148	1.77	0	No	0
American Airlines, Inc.	Overseas legal entity	270,606,272	1.49	0	No	0
China National Aviation Fuel Group Limited	State-owned legal entity	261,685,354	1.44	0	No	0
Spring Airlines Co., Ltd.	Domestic non-State- owned legal entity	140,043,961	0.77	0	No	0
China Structural Reform Fund Corporation Limited	State-owned legal entity	72,077,475	0.40	0	No	0
Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund	Domestic non-State-owned legal entity	70,644,579	0.39	0	No	0

Particulars of the top ten shareholders not subject to trading restrictions

Name of shareholder	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
China Southern Air Holding Company Limited	8,600,897,508	RMB ordinary shares	8,600,897,508
Nan Lung Holding Limited	2,612,124,036	Overseas-listed foreign shares	2,612,124,036
HKSCC Nominees Limited	1,750,815,837	Overseas-listed foreign shares	1,750,815,837
Hong Kong Securities Clearing Company Limited	654,597,606	RMB ordinary shares	654,597,606
China Securities Finance Corporation Limited	320,484,148	RMB ordinary shares	320,484,148
American Airlines, Inc.	270,606,272	Overseas-listed foreign shares	270,606,272
China National Aviation Fuel Group Limited	261,685,354	RMB ordinary shares	261,685,354
Spring Airlines Co., Ltd.	140,043,961	RMB ordinary shares	140,043,961
China Structural Reform Fund Corporation Limited	72,077,475	RMB ordinary shares	72,077,475
Industrial Bank Co., Ltd. – Guangfa Ruiyi Leading Hybrid Securities Investment Fund	70,644,579	RMB ordinary shares	70,644,579
Explanation of the related party relationship or concert party relationship of the above shareholders	China Southern Air Holding Company Limited held in
aggregate 2,648,836,036 H shares of the Company through its
wholly-owned subsidiaries in Hong Kong, namely Nan Lung
Holding Limited and Perfect Lines (Hong Kong) Limited. The
Company is not aware of any other related party relationship
	between other shareholders.

Explanation on the top ten shareholders and the top ten shareholders not subject to trading restrictions who have participated in the business of margin financing and securities lending and margin refinancing (if any)

	Not applicable

III.	IMPORTANT INFORMATION

Other important information related to the Company’s business performance during the reporting period should be brought to the attention of the investors

✓ Applicable  ☐ Not applicable

Status on the guarantees provided for the SPVs of the Company as of the date of this report:

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
1	China Southern Airlines No. 1	Yes	1.50
2	China Southern Airlines No. 2	Yes	1.40
3	China Southern Airlines No. 3	Yes	3.28
4	China Southern Airlines No. 5	Yes	0.92
5	China Southern Airlines No. 6	Yes	0.35
6	China Southern Airlines No. 7	Yes	0.35
7	China Southern Airlines No. 8	Yes	0.35
8	China Southern Airlines No. 9	Yes	5.88
9	China Southern Airlines No. 10	Yes	5.17
10	China Southern Airlines No. 11	Yes	2.98
11	China Southern Airlines No. 12	Yes	0.25
12	China Southern Airlines No. 13	Yes	0.25
13	China Southern Airlines No. 14	Yes	0.33
14	China Southern Airlines No. 15	Yes	3.11
15	China Southern Airlines No. 16	Yes	5.26
16	China Southern Airlines No. 17	Yes	1.49
17	China Southern Airlines No. 18	Yes	2.50
18	China Southern Airlines No. 19	Yes	0.51
19	China Southern Airlines No. 20	Yes	0.51
20	China Southern Airlines No. 21	Yes	0.48
21	China Southern Airlines No. 22	Yes	0.48

No.	Established SPVs	Actually Provided (Yes/no)	Guaranteed Amount (US$100 million)
22	China Southern Airlines No. 23	Yes	0.48
23	China Southern Airlines No. 24	Yes	2.78
24	China Southern Airlines No. 25	Yes	2.04
25	China Southern Airlines No. 26	Yes	4.73
26	Chongqing Airlines No.1	Yes	3.52
27	Chongqing Airlines No.2	Yes	0.32
28	Xiamen Airlines No.1	Yes	0.66
29	Xiamen Airlines No.2	Yes	0.10
30	Xiamen Airlines No.3	Yes	0.10
31	Xiamen Airlines No.4	Yes	0.19
32	Xiamen Airlines No.5	Yes	0.19
33	Xiamen Airlines No.6	Yes	0.20
34	Xiamen Airlines No.7	Yes	0.11
35	Xiamen Airlines No.8	Yes	0.19
36	Xiamen Airlines No.9	Yes	0.19
37	Xiamen Airlines No.10	Yes	0.19
38	Xiamen Airlines No.11	Yes	0.19
39	Xiamen Airlines No.12	Yes	0.08
40	Xiamen Airlines No.13	Yes	0.19
41	Xiamen Airlines No.14	Yes	0.18
42	Xiamen Airlines No.15	Yes	0.18
43	Xiamen Airlines No.16	Yes	0.09
44	Xiamen Airlines No.17	Yes	0.08
45	Xiamen Airlines No.18	Yes	0.67
Total	/	/	55.00

Note

Pursuant to the authorization of the 2022 annual general meeting of the Company, Xiamen Airlines adjusted the guarantee limits of Xiamen Airlines No.1 and Xiamen Airlines No. 18 to US$66 million and US$67 million, respectively, within the authorized guarantee limit of RMB3,560 million or equivalent foreign currency.

The total guarantee amounts actually provided for the aforementioned 45 SPVs by the Company and its subsidiaries, i.e. Xiamen Airlines and Chongqing Airlines, are US$5.500 billion (equivalent to approximately RMB39.489 billion, calculated based on the Renminbi central parity rate of US$1=RMB7.1798 published by the People’s Bank of China on 28 September 2023), which are within the scope of the authorized guarantee amount approved by the general meeting of the Company.

IV.	QUARTERLY FINANCIAL STATEMENTS

(I)	Type of audit opinion

☐  Applicable ✓ Not applicable

(II)	Financial statements

Consolidated Balance Sheet

As at 30 September 2023

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Audit type: Unaudited

Items	30 September 2023	31 December 2022
Current assets:
Cash at bank and on hand	14,435	20,240
Settlement provisions
Loans to banks and other financial institutions
Held-for-trading financial assets
Derivative financial assets	—	2
Bills receivable
Accounts receivable	4,270	2,656

Items	30 September 2023	31 December 2022
Receivables financing
Prepayments	744	619
Premiums receivable
Reinsurance accounts receivable
Reinsurance contract reserves receivable
Other receivables	2,208	1,943
Including: Interest receivable	—	—
Dividends receivable	10	4
Financial assets purchased with agreement to resale
Inventories	1,791	1,387
Contract assets
Assets held for sale	—	26
Non-current assets due within one year	153	152
Other current assets	6,381	5,746
Total current assets	29,982	32,771
Non-current assets:
Loans and advances
Debt investments
Other debt investments
Long-term receivables	605	744
Long-term equity investments	6,573	6,205
Other equity instrument investments	548	659
Other non-current financial assets	50	49
Investment properties	524	341
Fixed assets	93,260	90,810
Construction in progress	33,863	33,322

Items	30 September 2023	31 December 2022
Productive biological assets
Oil and gas assets
Right-of-use assets	120,849	126,491
Intangible assets	6,368	6,547
Development expenses
Goodwill
Long-term deferred expenses	485	624
Deferred tax assets	12,176	12,473
Other non-current assets	918	965
Total non-current assets	276,219	279,230
Total assets	306,201	312,001
Current liabilities:
Short-term borrowings	44,080	53,674
Borrowings from the central bank
Loans from other banks
Held-for-trading financial liabilities
Derivative financial liabilities	1,120	1,708
Bills payable
Accounts payable	21,468	14,351
Advance payments received	8,117	3,383
Contract liabilities	1,725	1,496
Funds from selling out and repurchasing financial assets
Receipts of deposits and deposits from other banks
Accounts payable to brokerage customers

Items	30 September 2023	31 December 2022
Proceeds from underwriting securities received on behalf of customers
Employee benefits payable	5,321	4,564
Taxes payable	730	640
Other payables	8,093	7,939
Including: Interest payable
Dividends payable
Fees and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year	36,924	41,167
Other current liabilities	6,546	12,536
Total current liabilities	134,124	141,458
Non-current liabilities:
Reserves for insurance contracts
Long-term borrowings	22,465	15,316
Bonds payable	15,329	19,128
Including: Preferred shares
Perpetual bonds
Lease liabilities	68,435	72,963
Long-term payables	170	289
Long-term salaries payable
Accrued liabilities
Deferred income	745	760
Deferred tax liabilities	23	24
Other non-current liabilities	7,048	6,949

Items	30 September 2023	31 December 2022
Total non-current liabilities	114,215	115,429
Total liabilities	248,339	256,887
Owners’ equity (or shareholders’ equity):
Share capital (or issued capital)	18,121	18,121
Other equity instruments
Including: Preferred shares
Perpetual bonds
Capital reserve	52,757	52,775
Less: Inventory shares
Other comprehensive income	216	261
Specific reserve
Surplus reserve	2,579	2,579
General risk reserve
Retained earnings	-31,359	-32,679
Total equity attributable to shareholders of the Company	42,314	41,057
Non-controlling interests	15,548	14,057
Total owners’ equity (or shareholders’ equity)	57,862	55,114
Total liabilities and owners’ equity (or shareholders’ equity)	306,201	312,001

Responsible person of the Company: Ma Xu Lun	Responsible person of the accounting of the Company: Yao Yong	Responsible person of the accounting department: Mao Juan

Consolidated Income Statement

For the nine months ended 30 September 2023

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Audit type: Unaudited

Items	Nine months ended 30 September 2023	Nine months ended 30 September 2022
I. Total revenue	119,491	70,161
Including: Operating revenue	119,491	70,161
Interest income
Premiums earned
Fees and commissions income
II. Total operating costs	119,954	94,601
Including: Cost of sales	106,356	80,216
Interest expense
Fees and commissions expense
Surrender payment
Net payment for insurance claim
Net provisions for insurance liability
Expenditure for insurance policy dividend
Reinsurance costs
Taxes and surcharges	370	196
Promotion and selling expenses	4,791	2,996
General and administrative expenses	2,744	2,455
Research and development expenses	377	268
Financial expenses	5,316	8,470
Including: Interest expenses	4,397	4,474
Interest income	319	347

Items	Nine months ended 30 September 2023	Nine months ended 30 September 2022
Add: Other income	2,828	2,478
Investment income (“-” for losses)	463	479
Including: Share of profit of associates and joint ventures	449	215
Derecognition of income from financial assets at amortised cost
Exchange gain (“–” for losses)
Gain arising from net exposure hedge (“–” for losses)
Gains arising from changes in fair value (“-” for losses)	574	164
Credit losses (“-” for losses)	-7	30
Impairment losses on property, plant and equipment and right- of-use rights (“–” for losses)
Gains on disposal of assets (“–” for losses)	249	149
III. Operating profit (“-” for losses)	3,644	-21,140
Add: Non-operating income	385	553
Less: Non-operating expenses	63	22
IV. Total profits (“-” for total losses)	3,966	-20,609
Less: Income tax expenses	1,196	-2,474
V. Net profit (“-” for net losses)	2,770	-18,135
(I) Net profit classified by continuity of operations
1. Net profit from continuing operations (“-” for net losses)	2,770	-18,135
2. Net profit from discontinued operations (“-” for net losses)
(II) Net profit classified by ownership
1. Net profit attributable to shareholders of the Company (“-” for net losses)	1,320	-17,587
2. Non-controlling interests (“-” for net losses)	1,450	-548

Items	Nine months ended 30 September 2023	Nine months ended 30 September 2022
VI. Other comprehensive income, net of tax	-82	3
(I) Other comprehensive income (net of tax) attributable to shareholders of the Company	-45	2
1. Items that will not be reclassified to profit or loss	-46	—
(1) Change in defined benefit plans arising from re-measurement
(2) Equity-accounted investees – share of other comprehensive income (non-recycling)
(3) Changes in fair value of other equity instruments	-46	—
(4) Change in fair value of the Company’s own credit risk
2. Items that may be reclassified subsequently to profit or loss	1	2
(1) Equity-accounted investees-share of other comprehensive income (recycling)
(2) Change in fair value of other debt investments
(3) Financial assets reclassified into other comprehensive income
(4) Provision for credit impairment of other debt investments
(5) Cash flow hedge: fair value movement of derivative financial assets/liabilities
(6) Translation differences arising on translation of foreign currency financial statements	1	2
(7) Others
(II) Other comprehensive income (net of tax) attributable to non-controlling interests	-37	1

Items	Nine months ended 30 September 2023	Nine months ended 30 September 2022
VII. Total comprehensive income	2,688	-18,132
(I) Attributable to shareholders of the Company	1,275	-17,585
(II) Attributable to non-controlling interests	1,413	-547
VIII.Earnings per share:
(I) Basic earnings per share (RMB/share)	0.07	-1.03
(II) Diluted earnings per share (RMB/share)	0.05	-1.03

Responsible person of the Company:	Responsible person of the accounting of the Company:	Responsible person of the accounting department:
Ma Xu Lun	Yao Yong	Mao Juan

Consolidated Cash Flow Statement

For the nine months ended 30 September 2023

Prepared by: China Southern Airlines Company Limited

Unit: Million Currency: RMB Audit type: Unaudited

Items	Nine months ended 30 September 2023	Nine months ended 30 September 2022

I. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	136,323	75,035
Net increase in customer and interbank deposits
Net increase in borrowings from the central bank
Net cash increase in placements from other financial institutions
Cash received from premiums under original insurance contracts
Net cash received from reinsurance business
Net increase in deposits of policy holders and investment funds
Cash received from interest, fees and commissions
Net increase in capital due to banks and other financial institutions
Net increase in cash received from repurchase business
Net cash received by agents for trading in securities

Items	Nine months ended 30 September 2023	Nine months ended 30 September 2022
Refund of taxes and surcharges	274	5,600
Proceeds from other operating activities	2,248	3,266
Sub-total of operating cash inflows from operating activities	138,845	83,901
Payment for goods and services	76,415	54,057
Net increase in customer loans and advances to customers
Net increase in deposits in the central bank and interbank deposits
Cash paid for compensation payments under original insurance contracts
Net increase in placements with banks and other financial institutions
Cash paid for interest, fees and commissions
Cash paid for insurance policy dividend
Payment to and for employees	21,649	18,820
Payment of taxes and surcharges	3,233	3,147
Payment for other operating activities	569	577
Sub-total of cash outflows from operating activities	101,866	76,601
Net cash flows from operating activities	36,979	7,300
II. Cash flows from investment activities:
Cash received from return of investments	93	597
Cash received on investment income	262	129
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	1,241	3,831
Net cash received from disposal of subsidiaries and other operating units	—	190
Proceeds from other investing activities	340	321
Sub-total of cash inflows from investing activities	1,936	5,068
Payment for acquisition of fixed assets, intangible assets and other long-term assets	8,502	7,209
Cash paid for investment	67	530
Net increase in secured loans

Items	Nine months ended 30 September 2023	Nine months ended 30 September 2022
Net cash paid for acquisition of subsidiaries and other operating units
Other cash paid relating to investing activities
Sub-total of cash outflows from investment activities	8,569	7,739
Net cash flows from investing activities	-6,633	-2,671
III. Cash flows from financing activities:
Proceeds from investors	1,017	1,665
Including: Proceeds from non-controlling shareholders of subsidiaries	1,017	116
Proceeds from borrowings	33,486	57,726
Proceeds from other financing activities	10,714	19,900
Sub-total of cash inflows from financing activities	45,217	79,291
Repayments of borrowings	75,736	85,116
Payment for dividends, profit distributions or interest	5,468	5,440
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries	932	902
Payment for other financing activities	82	14
Sub-total of cash outflows from financing activities	81,286	90,570
Net cash flows from financing activities	-36,069	-11,279
IV. Effect of changes in exchange rate on cash and cash equivalents	25	80
V. Net increase in cash and cash equivalents	-5,698	-6,570
Add: Cash and cash equivalents at the beginning of the period	19,889	21,456
VI. Cash and cash equivalents at the end of the period	14,191	14,886

Responsible person of the Company:	Responsible person of the accounting of the Company:	Responsible person of the accounting department:
Ma Xu Lun	Yao Yong	Mao Juan

(III)

Adjustment to relevant items of the financial statements at the beginning of the first adoption year due to the first adoption of new accounting standard or interpretation of accounting standards in 2023

☐ Applicable   ✓ Not applicable

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 October 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Pansy Catilina Chiu King Ho, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.